Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING OF

mainz biomed N.V.

Notice is given that the annual general meeting of Mainz Biomed N.V., a public company under Dutch law, registered with the Dutch trade register under number 82122571 (the “Company”), will be held at the offices of CMS Netherlands, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on 28 June 2022 at 15.00 hours CET (the “AGM”).

Agenda

The agenda for the AGM and related documents and further information regarding the AGM can be found on the Company’s website at https://www.mainzbiomed.com/investors. They are also available for inspection and can be obtained free of charge at the offices of the Company.

COVID-19 pandemic

Taking into account the current status of the pandemic the recent abolishment of related restrictive measures in the Netherlands, the Company decided to hold the AGM in physical form in the Netherlands with the following organisational measures:

-	The Company encourages shareholders and other persons with meeting rights, including proxy holders, not to attend the AGM but to exercise their voting rights by written or electronic proxy in accordance with the procedure described below.

-	Shareholders and other persons with meeting rights, including proxy holders, who wish to attend the meeting in person must in addition to the below registration process, provide a valid e-mail address and telephone number to the Company by e-mail to ir@mainzbiomed.com. These contact details will be used to inform the registered attendees of any last-minute changes or requirements.

-	Persons showing symptoms of COVID-19 are strongly advised to stay home and will not be admitted in the meeting.

-	On behalf of the Company, only the Chairperson of the Board will physically attend.

-	The Company keeps continuous track of the developments with respect to the COVID-19 pandemic, including information and guidance published by healthcare authorities. If, in the opinion of the Company or by governmental directive, a health or safety issue would arise in relation to the meeting, last-minute changes to logistics or venue including additional requirements or limitations in relation to the attendance in person, may be taken. The Company will inform persons with meeting rights of any such changes. You are advised to regularly check the Company’s website for any updated information on the AGM.

Record date

The Record Date for the AGM is 31 May 2022, which is the 28th day prior to the date of the AGM. Each share outstanding on the Record Date entitles the holder to one vote on each voting item at the AGM.

Shareholders of Record and Beneficial Owners

Shareholders of Record are those who are shareholders of the Company, or otherwise have voting rights or meeting rights in respect of shares in the Company’s share capital, at the Record Date and who are recorded as such in the Company’s register of shareholders.

Beneficial Owners are those who beneficially own shares in the Company’s share capital through a bank, broker or other nominee on the Record Date.

Attendance

A Shareholder of Record who wishes to attend the AGM, in person or by a proxy, must notify the Company of its intention to do so by e mail at ir@mainzbiomed.com no later than 18.00 hours CET on 22 June 2022. The notice must contain the name and the number of shares the Shareholder of Record will represent at the AGM. In addition, a Shareholder of Record who wishes to attend the AGM by a proxy must enclose its signed proxy. A proxy can be downloaded from the Company’s website at https://www.mainzbiomed.com/investors.

A Beneficial Owner who wishes to attend the AGM in person must notify the Company of its intention to do so by e-mail at ir@mainzbiomed.com no later than 18.00 hours CET on 22 June 2022. The notice must contain the name and the number of shares the Beneficial Owner will represent at the AGM. In addition, the Beneficial Owner must enclose:

(a)	proof of its beneficial ownership of the relevant shares, for instance a recent account statement;

(b)	a signed proxy from the bank, broker or other nominee registered in the Company’s register of shareholders as the holder of the relevant shares on the Record Date confirming that the Beneficial Owner is authorised to attend the AGM. Beneficial Owners should contact their bank, broker or other nominee to obtain this proxy from them; and

(c)	if the Beneficial Owner wishes to attend the AGM by a proxy, a signed proxy. A proxy can be downloaded from the Company’s website at https://www.mainzbiomed.com/investors.

Any notice of attendance, proof of beneficial ownership or signed proxy received after 18.00 hours CET on 22 June 2022 will be disregarded. Shareholders of Record, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

All attendees must be prepared to show a valid proof of identity for admittance.

How to vote

Shareholders of Record may vote in person or by proxy at the AGM in accordance with the procedures described above.

Beneficial Owners may vote in person or by proxy at the AGM in accordance with the procedures described above or have their shares voted by following the procedures specified on their broker’s voting instruction form. Shortly before the AGM, the brokers will tabulate the votes they have received and submit one or more proxy cards to the Company reflecting the aggregate votes of the Beneficial Owners.

Contact details

For further information please contact the Company’s Investor Relations Department by e-mail at ir@mainzbiomed.com.